SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE

MINUTES OF THE ONE THOUSAND THIRTY FIRST MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CNPJ/MF nº 00.001.180/0001-26

NIRE 33300346767

The meeting of the Board of Directors commenced on September 16, 2024, at 10:00 AM, in an electronic deliberation circuit, as per the summons issued by the President of the Board of Directors electronically on September 16, 2024, in accordance with Article 25, §4 of the Company’s Bylaws. The meeting and collection of electronic votes concluded at 7:30 PM on September 16, 2024. The President of the Board, Mr. VICENTE FALCONI CAMPOS (VFC), presided over the proceedings. The following Directors participated in the meeting: ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP), and PEDRO BATISTA DE LIMA FILHO (PBL). There were no records of absences. The meeting was recorded by the Secretary of Governance, Fernando Khoury Francisco Junior (FKJ). QUORUMS FOR INSTALLATION AND DELIBERATION: As stipulated in Article 25, of the Eletrobras Bylaws, deliberations of this meeting must occur in the presence of a majority of its members, and decisions are generally made by a majority of those present, except in cases where an explicit change in the quorum of present members is recorded at the time of the deliberation. A prior declaration of conflict of interest by a Director and/or their temporary absence from the meeting will result in their exclusion from the calculation of the minimum quorum required for deliberation.

Resolutions: DEL-157/2024. (i) Approval of the 6th issuance of simple, non-convertible into shares, unsecured debentures, in a single tranche by the Company (“Eletrobras Issuance” and “Eletrobras Debentures”, respectively), in the amount of R$1,630,000,000.00 (one billion, six hundred and thirty million reais), on the Issuance Date (as defined below), in accordance with Article 59, and §1 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”). The Eletrobras Debentures will be subject to a public offering under the automatic registration procedure, without prior analysis by the Brazilian Securities and Exchange Commission (“CVM”), exclusively for professional investors, as defined in Articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended (“CVM Resolution 30” and “Professional Investors”, respectively), for frequent fixed-income issuers (“EFRF”), as provided in Article 38-A, I of CVM Resolution No. 80, of March 29, 2022, as amended, and under the applicable provisions of Law No. 6,385, of December 7, 1976, as amended (“Securities Market Law”), CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160”), Law No. 12,431, of June 24, 2011, as amended (“Law 12,431”), and other applicable legal and regulatory provisions, under a firm underwriting regime (“Eletrobras Offering”), as well as their terms and conditions, which will be outlined in the Eletrobras Indenture (as defined below), according to Article 31, item X of the Company’s Bylaws; (ii) approval of (a) the 6th issuance of simples, non-convertible into shares, unsecured debentures, by Centrais Elétricas do Norte do Brasil S.A. - Eletronorte (“Eletronorte”), with additional corporate guarantee, in up to two tranches, totaling R$1,902,500,000.00 (one billion, nine-hundred and two-million, five-hundred thousand Brazilian Reais), to be formalized through the “Instrumento Particular de Escritura da 6ª (Sexta) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, com Garantia Adicional Fidejussória, em até 2 (Duas) Séries, para Distribuição Pública, em Rito Automático de Distribuição, da Centrais Elétricas do Norte do Brasil S.A. – Eletronorte” (“Eletronorte Indenture” and “Eletronorte Debentures”, respectively), in accordance with the Brazilian Corporate Law and CVM Resolution 160 (“Eletronorte Issuance”), which will be offered publicly under the automatic registration procedure, exclusively for Professional Investors (“Eletronorte Offering”) and (b) the 4th issuance of simple, non-convertible into shares, unsecured debentures, by Companhia Hidro Elétrica do São Francisco (“CHESF”), with additional corporate guarantees, in up to two tranches, totaling R$ 1,902,500,000.00 (one billion, nine-hundred and two million, five-hundred thousand Brazilian Reais), to be formalized through the “Instrumento Particular de Escritura da 4ª (Quarta) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, com Garantia Adicional Fidejussória, em até 2 (Duas) Séries, para Distribuição Pública, em Rito Automático de Distribuição, da Companhia Hidro Elétrica do São Francisco – CHESF” (“CHESF Indenture” and “CHESF Debentures”, respectively, with the CHESF Indenture and the Eletronorte Indenture, collectively referred to as “Subsidiary Indentures”, and the CHESF Debentures and the Eletronorte Debentures collectively referred to as “Subsidiary Debentures”), in accordance with the Brazilian Corporate Law and CVM Resolution 160 (“CHESF Issuance” and, together with the Eletronorte Issuance, the “Subsidiary Issuances”), which will be subject to public offerings under the automatic registration procedure, exclusively for Professional Investors (“CHESF Offering” and, together with the Eletronorte Offering, the “Subsidiary Offerings”); (iii) approval of the granting of an additional corporate guarantee (“Sureties”) by the Company, on an irrevocable and irreversible basis, as guarantor and principal payer, expressly waiving the benefits of order, rights, and release privileges provided in Article 333, sole paragraph, 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838, and 839 of Law No. 10,406, of January 10, 2002, as amended (“Brazilian Civil Code”), and Articles 130 and 794 of Law No. 13,105, of March 16, 2015, as amended (“Brazilian Code of Civil Procedure”), guaranteeing the full and timely compliance with all primary and ancillary obligations: (a) assumed by Eletronorte in connection with the Eletronorte Issuance and Eletronorte Offering; (b) assumed by CHESF in connection with the CHESF Issuance and CHESF Offering; (iv) approval of the execution of the necessary instruments for the Eletrobras Issuance, Subsidiary Issuances, Eletrobras Offering, Subsidiary Offerings, and the granting of the Sureties, including but not limited to: (a) the “Instrumento Particular de Escritura da 6ª (Sexta) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Série Única, para Distribuição Pública, sob o Rito de Registro Automático, da Centrais Elétricas Brasileiras S.A. – ELETROBRAS” (“Eletrobras Indenture”) and its amendments to reflect the results of the Bookbuilding Process (as defined below), without the need for further Board approval, as well as other necessary amendments, within the limits established herein; (b) the Subsidiary Indentures and any necessary amendments, within the limits established herein; (c) the Eletrobras Underwriting Agreement (as defined below) and any necessary amendmnets; and (d) the “Contrato de Coordenação, Colocação e Distribuição Pública, sob o Regime de Garantia Firme de Colocação, de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, com Garantia Adicional Fidejussória, em até 2 (Duas) Séries, da 4ª (Quarta) Emissão da Companhia Hidro Elétrica do São Francisco – CHESF e de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, com Garantia Adicional Fidejussória, em até 2 (Duas) Séries, da 6ª (Sexta) Emissão da Centrais Elétricas do Norte do Brasil S.A. - Eletronorte”, to be executed between CHESF, Eletronorte, the Underwriters, and Eletrobras (the “Subsidiary Underwriting Agreements”) and any necessary amendments; (v) the delegation of powers to the Company’s Executive Board, the Eletronorte Executive Board, the CHESF Executive Board, and/or attorneys-in-fact of the Company, Eletronorte, and/or CHESF, as the case may be, to carry out all acts and sign all documents necessary for the Eletrobras Issuance, the Subsidiary Issuances, Eletrobras Offering, Subsidiary Offerings, and granting of the Sureties, including but not limited to the execution of the Eletrobras Indenture, the Subsidiary Indentures and their respective amendments, the Eletrobras Underwriting Agreement, and the Subsidiary Underwriting Agreements, with the power to negotiate and sign the respective instruments and amendments (if necessary), either as issuer or guarantor, as the case may be; and (vi) the confirmation of all acts already carried out by the Execute Board and/or the Company’s attorneys-in-fact, as the case may be, to effect the resolutions herein, including but not limited to the engagement of the institutions within the securities distribution system responsible for the public distribution of Eletrobras Debentures under the Eletrobras Offering and Subsidiary Debentures under the Subsidiary Offerings (the “Underwriters”, one of which will be designated as the lead intermediary institution, the “Lead Underwriter”), and the engagement of other service providers for the Eletrobras Offering and Subsidiary Offerings, such as the trustee (“Trustee”) representing the common interest of the Eletrobras Debenture holders (the “Debenture Holders”), the registrar (the “Registrar”), the settlement bank (“Settlement Bank”), the Rating Agency (as defined below), B3 (“B3”, refers to B3 S.A. – Brasil, Bolsa, Balcão or B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3, as applicable), legal advisors, among others.

Decision: The following items were approved by the unanimous vote of the Directs present (i), (ii), (iii), (iv), (v) and (vi) of the Resolutions, being approved the (1) realization of the Eletrobras Issuance and the Eletrobras Offering, which will have the following main characteristics and conditions, which will de detailed and regulated by means of the Eletrobras Indenture: (a) Allocation of Funds: In accordance with Article 2, paragraph 1, of Law 12,431, Decree No. 11,964, of March 26, 2024, as amended (“Decree 11,964”), and National Monetary Council (“CMN Resolution 5,034”), the Net Proceeds (as defined in the Eletrobras Indenture) raised by the Company through the Eletrobras Debentures will be used exclusively for the future payment or reimbursement of expenses, costs, or debts related to the implementation of the Project (as defined in the Indenture) that occurred within a period of 24 (twenty-four) months from the closing date of the Offering, as detailed in the Indenture. (b) Issuance Number: The Eletrobras Issuance will constitute the 6th issuance of debentures by the Company. (c) Total Issuance Amount: The total issuance amount will be R$ 1,630,000,000.00 (one billion, six hundred and thirty million Brazilian Reais) on the Issuance Date (the “Total Issuance Amount”). (d) Nominal Unit Value: The nominal unit value of the Eletrobras Debentures will be R$1,000.00 (one thousand Brazilian Reais) on the Issuance Date (“Nominal Unit Value”). (e) Quantity of Eletrobras Debentures: 1,630,000 (one million, six-hundred and thirty Thousand) Eletrobras Debentures will be issued on the Issuance Date. (f) Number of Tranches: The Eletrobras Issuance will be carried out in a single tranche. (g) Project Qualification: The Eletrobras Debentures will be issued in accordance with Article 2 of Law 12,431 and Decree 11,964, or any regulations that amend, replace, or complement them. (h) Form, Type, and Proof of Ownership of the Eletrobras Debentures: The Eletrobras Debentures will be issued in nominative and book-entry form, without the issuance of warrants or certificates. For all legal purposes, ownership of the Eletrobras Debentures will be proven by the account statement issued by the Registrar, responsible for the bookkeeping of the Eletrobras Debentures. Additionally, for Eletrobras Debentures that are electronically held in custody with B3, an account statement will be issued by B3 in the Debenture holder’s name, serving as proof of ownership of such Eletrobras Debentures. (i) Conversibility: The Eletrobras Debentures will be simple, meaning they will not be convertible into shares of the Company’s issuance. (j) Type: The Eletrobras Debentures will be unsercured (quirografária), in accordance with Article 58 of the Brazilian Corporations Law. (k) Issuance Date: For all legal purposes, the issuance date of the Eletrobras Debentures will be September 15, 2024 (“Issuance Date”). (l) Term and Maturity Date: Subject to the exceptions for redemption of the Eletrobras Debentures, as will be specified in the Eletrobras Indenture, including in the cases of an Early Redemption Offer (as defined below) with the possible redemption of all Eletrobras Debentures, Optional Early Redemption (as defined below), Mandatory Redemption Offer (as defined below), or the early maturity of obligations arising from the Eletrobras Debentures, as set forth in the Eletrobras Indenture, the Eletrobras Debentures will have a term of 10 (Ten) Years from the Issuance Date, maturing on September 15, 2034 (“Maturity Date”). (m) Monetary Adjustment: The Nominal Unit Value or the balance of the Nominal Unit Value, as applicable, will be adjusted for inflation (“Monetary Adjustment”) based on the accumulated variation of the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo – IPCA), as calculated and published by the Brazilian Institute of Geography and Statistics (IBGE). The adjustment will be calculated on a pro rata temporis basis for Business Days starting from the Profitability Start Date (as defined below) (inclusive) until the actual payment date (exclusive). The result of the Monetary Adjustment will be automatically incorporated into the Nominal Unit Value or its balance, as applicable (“Updated Nominal Unit Value”), calculated according to the formula outlined in the Eletrobras Indenture. (n) Principal Amortization: Without prejudice to payments resulting from an early maturity of obligations arising from the Eletrobras Debentures, the redemption of the Eletrobras Debentures as provided in the Eletrobras Indenture, or full early redemption resulting from an Early Redemption Offer or Optional Early Redemption of the Eletrobras Debentures, as outlined in the Eletrobras Indenture, Law 12,431, and other applicable laws, the Updated Nominal Unit Value of the Eletrobras Debentures will be amortized on the Maturity Date. (o) Remuneration: Interest will accrue on the Updated Nominal Unit Value at a specific annual percentage rate, to be determined through the Bookbuilding Procedure, and will be limited to the higher of the two following rates: (i) the internal rate of return on the Treasury IPCA+ with Semiannual Interest (current designation for the former National Treasury Note, series B – NTN-B), maturing on May 15, 2035, based on the indicative quote published by ANBIMA on its website (https://www.anbima.com.br), available at the close of the Bookbuilding Procedure day, plus a spread of 0.35% (thirty-five hundredths percent) per year, based on 252 (two-hundred and fifty-two) Business Days; or (ii) 6.65% (six and sixty-five hundredths percent) per year, based on 252 Business Days, calculated exponentially and cumulatively pro rata temporis by the Business Days elapsed (“Remuneration”). The Remuneration will use a 252 Business Day base and will be calculated exponentially and cumulatively pro rata temporis, by the Business Days elapsed accruing on the Updated Nominal Unit Value from the Profitability Start Date (inclusive) or the immediately preceding Remuneration Payment Date (inclusive), as applicable, until the next Remuneration of the Eletrobras Debentures will follow the formula provided in the Eletrobras Indenture. (p) Payment of Remuneration for Eletrobras Debentures: The effective payment of the Remuneration for the Eletrobras Debentures will be made: (i) in semiannual installments, without any grace period, on consecutive dates, Always on the 15th of March and September, with the first payment on March 15, 2025, and thee final payment on the Maturity Date, as provided in the Eletrobras Indenture; (ii) on the date of early settlement resulting from the early maturity of the Eletrobras Debentures due to the occurrence of one of the Events of Default (as defined below); (iii) on the date when an Optional Extraordinary Amortization occurs (as defined below), as set out in the Eletrobras Indenture; and/or (iv) on the date when early redemption of the Eletrobras Debentures occurs, as provided in the Eletrobras Indenture (each of these dates, a “Remuneration Payment Date”). Those entitled to the Remuneration will be the holders of the Business Day immediately preceding the Remuneration Payment Date. (q) Subscription Price and Form of Payment: The Eletrobras Debentures will be subscribed and paid in cash, in local currency, at their Nominal Unit Value on the Profitability Start Date (“Subscription Price”), in accordance with the applicable settlement rules of B3. If any Eletrobras Debenture is paid on a date different from and later than the Profitability Start Date, the subscription price will be the Updated Nominal Unit Value, plus Remuneration, calculated pro rata temporis from the Profitability Start Date until the effective date of payment, according to the provisions set forth in the Eletrobras Indenture. Subject to what will be outlined in the Eletrobras Underwriting Agreement, the Eletrobras Debentures may be placed (i) at a premium, provided that it is approved by the

Company; or (ii) at a discount, to be defined at the sole discretion and mutual agreement of the Underwriters, provided that (a) it is applied equally to all Eletrobras Debentures subscribed and paid on the same payment date, in accordance with Article 61 of CVM Resolution 160; and (b) in this case, the Company receives, on the payment date of the Eletrobras Debentures, the same amount it would have received if the payment had occurred at the full Nominal Unit Value of the Eletrobras Debentures. (r) Scheduled Renegotiation: The Eletrobras Debentures will not be subject to scheduled renegotiation. (s) Optional Early Redemption of Total Eletrobras Debentures: The Company may, at its sole discretion, perform an optional early redemption of all Eletrobras Debentures ("Optional Total Early Redemption"), in accordance with CMN Resolution 4,751 or other legal means, provided it is legally permitted and duly regulated by the CMN, in accordance with Law 12,431, and subject to the following conditions: (i) the weighted average period of 4 (four) years of payments between the Issuance Date and the effective date of the Optional Total Early Redemption; and (ii) compliance with Article 1, §1, of Law 12,431, CMN Resolution 4,751, and other applicable laws or regulations, as specified in the Eletrobras Debenture. Upon Optional Total Early Redemption, the amount due by the Company will be equivalent to the higher value obtained from the following criteria ("Early Redemption Amount"): (i) Updated Nominal Unit Value, plus (a) Remuneration, calculated pro rata temporis from the Profitability Start Date or the immediately preceding Remuneration Payment Date, as applicable (inclusive), to the effective date of the Optional Total Early Redemption (exclusive); (b) Default Charges (as defined below), if any; and (c) any pecuniary obligations and other amounts related to the Eletrobras Debentures; or (ii) present value of the installments due after the Optional Total Early Redemption date related to the amortization of the Updated Nominal Unit Value, plus (a) Remuneration, using as the discount rate the internal rate of return of the public bond Tesouro IPCA+ with semiannual interest (NTN-B), with the duration closest to the remaining duration of the Eletrobras Debentures on the Optional Total Early Redemption date, using the indicative quote disclosed by ANBIMA on its website (http://www.anbima.com.br) calculated on the second Business Day immediately prior to the Optional Total Early Redemption date, according to the formula to be provided in the Eletrobras Indenture; (b) Default Charges, if any; and (c) any pecuniary obligations and other amounts related to the Eletrobras Debentures. The Eletrobras Debentures redeemed by the Company, as specified in the Eletrobras Indenture, will be mandatorily cancelled. Partial optional early redemption of Eletrobras Debentures will not be permitted. (t) Optional Extraordinary Amortization: Subject to the provisions of Article 1, §1, II, combined with Article 2, §1, of Law 12,431, as well as the regulations of the CMN and other applicable legal and regulatory provisions, the Company may, at its sole discretion, elect to perform extraordinary amortizations on the Updated Nominal Unit Value ("Optional Extraordinary Amortization"), limited to 98% (ninety-eight percent) of the Updated Nominal Unit Value of the Eletrobras Debentures, provided that: (i) such action is legally permitted and duly regulated by the CMN, in accordance with Law 12,431 and other applicable regulations; (ii) the weighted average period of payments between the Issuance Date and the effective amortization date is greater than 4 (four) years, calculated according to the terms of CMN Resolution 5,034, as outlined in the Eletrobras Indenture. This provision allows the Company to make significant repayment on the Debentures, reducing their outstanding balance, provided that all legal and regulatory conditions are met. (u) Optional Acquisition: Subject to the provisions of CVM Resolution No. 77, of March 29, 2022, the Company may, at its sole discretion and subject to the acceptance of the respective selling debenture holder, acquire Eletrobras Debentures for an amount equal to or less than the Nominal Unit Value (or balance) or Updated Nominal Unit Value, as the case may be, and this fact must be included in the Company’s management report and financial statements, or for an amount greater than the Nominal Unit Value or Updated Nominal Unit Value, as the case may be, in addition to complying with the provisions of article 55, paragraph 3, of the Brazilian Corporation Law, and the following terms: from the 25th month (inclusive) counted from the Issuance Date, i.e. from September 15, 2026, exclusive, under the terms of Article 1, paragraph 1, item II, of Law 12,431 and provided that the weighted average term exceeds 4 (four) years, pursuant to Article 1, paragraph 1, item I, of Law 12,431. (v) Mandatory Redemption Offer: In the event of a Risk Alteration Event (as defined in the Eletrobras Indenture) resulting from an Original Acquisition of Control (as defined in the Eletrobras Indenture), within the Original Acquisition of Control Period (as defined in the Eletrobras Indenture) and/or following the completion of the Original Acquisition of Control (without the Risk Alteration Event being remedied by the end of the Original Acquisition of Control Period) ("Eletrobras Acquisition Event"), provided it is legally permitted, the Company is obligated to make an Early Redemption Offer for the entirety of the Eletrobras Debentures. The early redemption value of the Eletrobras Debentures subject to such Early Redemption Offer must be equivalent to (i) the Updated Nominal Unit Value of the Eletrobras Debentures, plus the Remuneration of the Eletrobras Debentures due up to the Mandatory Redemption Date (as defined in the Eletrobras Indenture), exclusive, and any charges due and unpaid up to the date of the Early Redemption Offer ("Mandatory Redemption Offer") (w) Early Redemption Offer: The Company may, at its sole discretion and at any time (subject to the limitations provided by the legislation applicable at the time of the Early Redemption Offer, as defined below), make an offer for the total or partial early redemption of the Eletrobras Debentures ("Early Redemption Offer"), provided that the limitations set forth in the applicable legislation at the time of the Early Redemption Offer are observed. For clarification purposes, as of the date of execution of the Eletrobras Indenture, the limitations provided in Law 12.431 and CMN Resolution 5.034 apply. The Early Redemption Offer will comply with the other terms and conditions to be specified in the Eletrobras Indenture. (x) Place of Payment: Payments due to the holders of the Eletrobras Debentures will be made by the Company on the respective due date using, as applicable: (i) the procedures adopted by B3, for the Eletrobras Debentures electronically held in custody at B3; or (ii) the procedures adopted by the Registrar, for the Eletrobras Debentures that are not electronically held in custody at B3. (y) Default Charges: Without prejudice to the Monetary Adjustment and Remuneration, as applicable and specified in the Eletrobras Indenture, if there is any delay attributable to the Company in the payment of any amount due to the Debenture Holders, the overdue amount will be subject, without the need for notice, warning, or judicial or extrajudicial notification, to: (i) a conventional, non-reducible, and non-compensatory late payment penalty of 2% (two percent) on the overdue and unpaid amount; and (ii) default interest calculated pro rata temporis from the date of default until the date of effective payment, at the rate of 1% (one percent) per month on the overdue and unpaid amount, in addition to any expenses incurred for collection ("Default Charges"). (z) Early Maturity: In accordance with the provisions of the Eletrobras Indenture, the Trustee must declare all obligations arising from the Eletrobras Debentures immediately due and demand immediate payment by the Company to the Debenture Holders of the Updated Nominal Unit Value of the Eletrobras Debentures, along with the applicable Remuneration, calculated pro rata temporis from the Profitability Start Date or the last Remuneration Payment Date, as applicable, plus any Default Charges and penalties, if applicable, accrued up to the actual payment date, as well as any other amounts eventually owed by the Company under the terms to be outlined in the Eletrobras Indenture (each, an “Event of Default”). (aa) Placement and Distribution Procedure: The Eletrobras Debentures will be publicly offered, with the coordination of the Underwriters, in accordance with the Securities Market Law, CVM Resolution 160, and other applicable legal and regulatory provisions, under a firm placement guarantee regime for the Total Issuance Amount, individually and not jointly, in the proportions and amounts established in the "Contrato de Coordenação, Colocação e Distribuição Pública, sob o Regime de Garantia Firme de Colocação, de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Série Única, sob o Rito de Registro Automático, da 6ª (Sexta) Emissão da Centrais Elétricas Brasileiras S.A. – Eletrobras" to be signed between the Company and the Underwriters ("Eletrobras Underwriting Agreement"). The Eletrobras Debentures may only be offered to investors after obtaining the automatic registration of the Eletrobras Offering with the CVM and the publication of the Eletrobras Offering launch announcement, as per CVM Resolution 160, and the distribution plan outlined in the Eletrobras Distribution Contract, in compliance with CVM Resolution 160. The Eletrobras Debentures will be offered to Professional Investors as defined in Article 26, section IV, item "a" of CVM Resolution 160. The participation of Linked Persons (as defined in the Eletrobras Indenture) in the Eletrobras Offering will be allowed, according to the terms set forth in the Eletrobras Underwriting Agreement. There will be no preference or priority for the subscription of Eletrobras Debentures by current employees, direct or indirect shareholders of the Company, or any third parties with potential commercial or strategic relations with the Company. No liquidity support fund or liquidity guarantee contract will be established for the Eletrobras Debentures, nor will any price stabilization agreement be entered into for the Eletrobras Debentures in the secondary market. (bb) Deposit for Distribution, Trading, and Financial Settlement: The Eletrobras Debentures will be deposited for (i) distribution in the primary market through the MDA – Asset Distribution Module (MDA – Módulo de Distribuição de Ativos), managed and operated by B3, with the distribution settled financially through B3; and (ii) trading in the secondary market through CETIP21 – Securities and Bonds (CETIP21 – Títulos e Valores Mobiliários), also managed and operated by B3, with the transactions settled financially and the Eletrobras Debentures electronically held in custody by B3. (cc) Profitability Start Date: For all legal purposes, the profitability start date will be the date of the first subscription of the Eletrobras Debentures (“Profitability Start Date”). (dd) Risk Rating: A risk rating agency ("Risk Rating Agency") will be hired for the Eletrobras Offering, which will assign a rating to the Eletrobras Debentures. Throughout the term of the Eletrobras Debentures, the Company must retain the Risk Rating Agency at its own expense to perform the annual update and maintenance of the rating of the Eletrobras Debentures. (ee) Separation of Eletrobras Debentures: The separation of the Updated Nominal Unit Value, the Remuneration, and other rights conferred to the holders of the Eletrobras Debentures will not be allowed. (ff) Other Characteristics: The other characteristics of the Eletrobras Debentures, of the Eletrobras Issuance and of the Eletrobras Offerering shall be described in the Eletrobras Indenture, in the Eletrobras Underwriting Agreement and in the other documents related to the Eletrobras Offer and to the Eletrobras Issuance; (1) realization (a) by Eletronorte, of the Eletronorte Issuance, which will be the object of a public distribution, under the automatic registration procedure, intended exclusively for Professional Investors; and (b) by CHESF, of the CHESF Issuance, which will be the object of a public distribution, under the automatic registration procedure, intended exclusively for Professional Investors, all in accordance with the general conditions described below:

Issuer	Eletronorte
Modality	Debenture issuance, through CVM Resolution 160
Rito de Registro	Automatic Procedure
Target Public	Professional Investors
Volume	R$ 1.902.500.000,00 (one billion, nine-hundred and two million and five-hundred thousand Brazilian Reais) (“Total Issuance Amount of Eletronorte”).

Number of Debentures Eletronorte	A total of 1,902,500 (one million, nine hundred two thousand, and five hundred) Eletronorte Debentures will be issued. It should be noted that the allocation between the first tranche of Eletronorte Debentures ("1st Tranche Eletronorte Debentures") and the second tranche of Eletronorte Debentures ("2nd Tranche Eletronorte Debentures") will be determined using a system of interconnecting vessels, according to demand assessed through the bookbuilding procedure to be conducted as part of the Eletronorte Offering.
Placement Regime	Firm guarantee of distribution for the Total Amount of the Eletronorte Issuance.
Allocation of Funds	The funds raised by Eletronorte through the Eletronorte Debentures will be fully used for the early and full settlement of all obligations arising from the debentures issued by Eletronorte under the “Instrumento Particular de Escritura da 3a Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Subordinada, em Série Única, da Centrais Elétricas do Norte do Brasil S.A. - Eletronorte”, executed between Eletronorte and the Company, as debenture holder, on June 21, 2023, as amended from time to time. These funds were used by Eletronorte for the reimbursement of costs, expenses, or debts related to the payment of concessions for the Hydroelectric Plants named (i) Coaracy Nunes - CEG: UHE.PH.AP.000783-8.01; (ii) Tucuruí - UHE.PH.PA.002889-4.01; and (iii) Curuá-Una - UHE.PH.PA.027130-6.01, owned by Eletronorte, classified as priority projects by the Ministry of Mines and Energy (“MME”), in accordance with MME Ordinance No. 1.850/SPE/MME, dated December 12, 2022, published in the Official Gazette on December 14, 2022.
Tranches	Up to 2 (two) tranches
Maturity	(i) 7 (seven) years for the Debentures of the 1st Tranche Eletronorte; and (ii) 10 (ten) years for the Debentures of the 2nd Tranche Eletronorte.
Amortization	(i) Bullet, for the Debentures of the 1st Tranche Eletronorte Debentures; and (ii) 3 (three) annual and consecutive installments, at the end of the 8th, 9th and 10th years from the date of issuance of the Debentures of the 2nd Tranche Eletronorte Debentures.
Interest payments	Semiannual, with no grace period, for both the Debentures of the 1st Tranche Eletronorte and the Debentures of the 2nd Tranche Eletronorte.
Remuneration Ceiling	(i) DI + up to 0.85% per annum for the Debentures of the 1st Tranche Eletronorte; and (ii) DI + up to 1.05% per annum for the Debentures of the 2nd Tranche Eletronorte, as will be defined in the bookbuilding procedure to be conducted within the scope of the Eletronorte Offering.
Securities	Corporate guarantee provided by Eletrobras
Issuer	CHESF
Modality	Debenture issuance, through CVM Resolution 160
Rito de Registro	Automatic Procedure
Target Public	Professional Investors
Volume	R$ 1.902.500.000,00 (one billion, nine-hundred and two million and five-hundred thousand Brazilian Reais) (“Total Issuance Amount of CHESF”).
Number of Debentures CHESF	A total of 1,902,500 (one million, nine hundred and two thousand, and five hundred) CHESF Debentures will be issued. It should be noted that the allocation between the first tranche of CHESF (“1st Tranche CHESF Debentures”) and the second tranche of CHESF Debentures (“2nd Tranche CHESF Debentures”) will be determined using a system of interconnecting vessels, according to demand assessed though the bookbuilding procedure to be conducted as part of CHESF Offering.

Placement Regime	Firm guarantee of distribution for the Total Amount of the CHESF Issuance.
Allocation of Funds	The funds raised by CHESF through the CHESF Debentures will be fully used for the early and complete settlement of all obligations arising from the debentures issued by CHESF under the “Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Subordinada, em Série Única, da Companhia Hidro Elétrica do São Francisco – CHESF”, executed between CHESF and the Company, as debenture holder, on June 21, 2023, as amended from time to time. The funds were used by CHESF to reimburse expenses, costs, or debts related to the payment of grants for the following Hydroelectric Plants: (i) UHE Boa Esperança (formerly Castelo Branco) - CEG: UHE.PH.PI.000267-4.01; (ii) UHE Apolônio Sales (formerly Moxotó) - CEG: UHE.PH.AL.001510-5.01; (iii) UHE Paulo Afonso I - CEG: UHE.PH.BA.002012-5.01; (iv) UHE Paulo Afonso II - CEG: UHE.PH.BA.027048-2.01; (v) UHE Paulo Afonso III - CEG: UHE.PH.BA.027049-0.01; (vi) UHE Paulo Afonso IV – CEG: UHE.PH.BA.027050-4.01; (vii) UHE Luiz Gonzaga (Itaparica) - CEG: UHE.PH.PE.001174-6.01; (viii) UHE Xingó - CEG: UHE.PH.SE.027053-9.01; (ix) UHE Funil - CEG: UHE.PH.BA.027046-6.01; (x) UHE Pedra - CEG: UHE.PH.BA.027052-0.01; and (xi) UHE Sobradinho - CEG: UHE.PH.BA.002755-3.01, and related transmission facilities of restricted interest, owned by CHESF, classified as priority projects by MME, as per MME Ordinance No. 1,843/SPE/MME, dated December 12, 2022, published in the Official Gazette of the Union on December 14, 2022.
Tranches	Up to 2 (two) tranches
Maturity	(i) 7 (seven) years for the Debentures of the 1st Tranche CHESF Debentures; and (ii) 10 (ten) years for the Debentures of the 2nd Tranche CHESF Debentures.
Amortization	(i) Bullet, for the Debentures of the 1st Tranche CHESF Debentures; and (ii) 3 (three) annual and consecutive installments, at the end of the 8th, 9th and 10th years from the date of issuance of the Debentures of the 2nd Tranche CHESF Debentures.
Interest payments	Semiannual, with no grace period, for both the Debentures of the 1st Tranche CHESF and the Debentures of the 2nd Tranche CHESF.
Remuneration Ceiling	(i) DI + up to 0.85% per annum for the Debentures of the 1st Tranche CHESF Debentures; and (ii) DI + up to 1.05% per annum for the Debentures of the 2nd Tranche CHESF Debentures, as will be defined in the bookbuilding procedure to be conducted within the scope of the CHESF Offering.
Securities	Corporate guarantee provided by Eletrobras

(3) the granting of corporate guarantees by the Company, in an irrevocable and unretractable manner, as guarantor and principal payer, with the express waiver of the benefits of order, rights, and faculties of exemption provided in Articles 333, sole paragraph, 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838, and 839 of the Brazilian Civil Code, and Articles 130 and 794 of the Brazilian Civil Procedure Code, responsible for the faithful and exact fulfillment of all obligations assumed (i) by Eletronorte, in the context of the Eletronorte Issuance and Eletronorte Offering; and (ii) by CHESF, in the context of the CHESF Issuance and CHESF Offering (4) approval of the necessary instruments for the execution of the Eletrobras Issuance, Subsidiary Issuances, Eletrobras Offering, Subsidiary Offerings, and the

granting of corporate guarantees, including but not limited to: (a) the Eletrobras Indenture and its respective amendments to reflect the results of the Bookbuilding Procedure, without the need for further deliberation by this Board of Directors, as well as other amendments that may be necessary, within the limits set forth herein; (b) the Subsidiary Indentures and any amendments that may be necessary, within the limits set forth herein; (c) the Eletrobras Underwriting Agreement and any amendments that may be necessary; and (d) the Subsidiary Underwriting Agreements and any amendments that may be necessary; (5) delegation of powers to the Executive Board of the Company, the Executive Board of Eletronorte, the Executive Board of CHESF, and/or the representatives of the Company, Eletronorte, and/or CHESF, as applicable, to perform all acts and sign all documents necessary for the execution of the Eletrobras Issuance, Subsidiary Issuances, Eletrobras Offering, Subsidiary Offerings, and the granting of the Sureties, including but not limited to, the execution of the Eletrobras Indenture, the Subsidiary Indenture and their respective amendments, the Eletrobras Underwriting Agreement, and the Subsidiary Underwriting Agreements. This delegation includes negotiating and signing the respective instruments and any necessary amendments, whether as issuer or guarantor; and (6) ratification of all acts already performed by the Executive Board and/or the representatives of the Company, as applicable, to implement the resolutions provided herein, including but not limited to, the hiring of the Underwriters and other service providers for the Eletrobras Offering and the Subsidiary Offerings, such as the Trustee, the Registrar, the Settlement Bank, the Rating Agency, B3, legal advisors, among others.

Closing and Drafting of the Minutes Certificates: It is recorded that the material related to the items discussed in this Meeting of the Board of Directors is filed at the Company's headquarters. There being no further business regarding DEL-157/2024, the President VFC declared the related work closed and instructed the Governance Secretary of the Board to draft this Certificate, which, after being read and approved, will be signed by the President of the Board of Directors. The other resolutions made in this meeting were omitted from this certificate, as they pertain solely to internal matters of the Company, a legitimate caution supported by the Administration's duty of confidentiality, in accordance with Article 155 of the Corporations Law, thus falling outside the scope of the provision contained in § 1º of Article 142 of the aforementioned Law. Present were Mr. VICENTE FALCONI CAMPOS (VFC) (President); Directors: ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). This certificate is drawn up by me, FERNANDO KHOURY FRANCISCO JUNIOR (FKJ).

Rio de Janeiro, September 16, 2024

_________________________________

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.